The principal investment strategies for Fidelity Emerging Markets Index Fund has been modified as follows (new text is underlined; deleted text is struck-through):

Geode normally invests at least 80% of the fund's assets in securities included in the  ~~FTSE  ®~~  MSCI Emerging Markets Index and in depository receipts representing securities included in the index. The  ~~FTSE  ®~~  MSCI Emerging Markets Index is a market capitalization-weighted index designed to measure the investable equity market performance for global investors of  ~~large and medium-capitalization companies domiciled in~~ emerging markets ~~countries across the world~~ .

The fund may not always hold all of the same securities as the  ~~FTSE  ®~~  MSCI Emerging Markets Index. Geode may use statistical sampling techniques to attempt to replicate the returns of the  ~~FTSE  ®~~  MSCI Emerging Markets Index. Statistical sampling techniques attempt to match the investment characteristics of the index and the fund by taking into account such factors as capitalization, industry exposures, dividend yield, P/E ratio, P/B ratio, earnings growth, country weightings, and the effect of foreign taxes.

The fund may not track the index because differences between the index and the fund's portfolio can cause differences in performance. In addition, expenses and transaction costs, the size and frequency of cash flows into and out of the fund, and differences between how and when the fund and the index are valued may cause differences in performance.

The fund may lend securities to broker-dealers or other institutions to earn income.

In addition to the principal investment strategies discussed above, Geode may also use various techniques, such as buying and selling futures contracts, swaps, and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values.

If Geode's strategies do not work as intended, the fund may not achieve its objective.